Filed Pursuant to Rule 433 under the Securities Act of 1933

Free Writing Prospectus dated April 1, 2021

Relating to Preliminary Prospectus dated March 24, 2021

Registration Statement No. 333-253635

Karooooo Ltd.

This free writing prospectus relates to the initial public offering of ordinary shares, no par value, of Karooooo Ltd. (the “Company”, “we” or “us”) and should be read together with the preliminary prospectus dated March 24, 2021 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-253635) of the Company. The following information updates the information contained in the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

Public offering price (per share)	$28.00

Ordinary shares offered by us	1,050,000 ordinary shares (or 1,207,500 ordinary shares if the underwriters exercise in full their option to purchase additional shares).

Ordinary shares to be outstanding before and after this offering

As of the date of this free writing prospectus, our issued and outstanding share capital consists of 20,332,894 ordinary shares.

Immediately after the offering (but before giving effect to the ordinary shares issued in connection with the Corporate Reorganization), we will have 21,382,894 ordinary shares outstanding (or 21,540,394 ordinary shares if the underwriters exercise in full their option to purchase additional shares).

In connection with our Corporate Reorganization, and subsequent to the closing of this offering, we expect to issue up to 9,543,706 ordinary shares in a transaction exempt from, or not subject to, the registration requirements under the Securities Act.

Our ordinary shares have been approved for listing on the Nasdaq Capital Market under the symbol “KARO”.

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately $24.3 million, based on the initial public offering price of $28.00 per share, after deducting estimated underwriting discounts and commissions and expenses of the offering that are payable by us. We intend to use the net proceeds from the offering for general corporate purposes, and, if applicable, the repayment of outstanding indebtedness. See “Use of Proceeds.”

Issuer directed allocations	The Company has requested that the underwriters make issuer directed allocations in the aggregate of 196,428 ordinary shares to certain investors.

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To review the Preliminary Prospectus, please click the following link on the Securities and Exchange Commission (“SEC”) website at: https://www.sec.gov/Archives/edgar/data/0001828102/000110465921040799/tm2034233-12_f1a.htm

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting any of the following sources:

•	Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; and

•	BofA Securities, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or e-mail: dg.prospectus_requests@bofa.com.